UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
29 May 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CATALYST PHARMACEUTICAL PARTNERS, INC.

File No. 1- 33057 -- CF# 30998

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CATALYST PHARMACEUTICAL PARTNERS, INC. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 17, 2014.

Based on representations by CATALYST PHARMACEUTICAL PARTNERS, INC. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

                Exhibit 10.1   through October 26, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary